Exhibit (a)(5)(D)

Amprius Announces Final Results of Offer to Exercise Allowing Public

and Private Warrants to be Exercised at a Reduced Price

FREMONT, Calif. – June 12, 2024 – Amprius Technologies, Inc. (“Amprius” or the “Company”) (NYSE: AMPX), a leader in next-generation lithium-ion batteries with its Silicon Anode Platform, today announced the final results of its previously announced offer (the “Offer to Exercise”) to the holders of the Company’s outstanding public warrants to purchase up to 29,268,236 shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”), and private warrants to purchase up to 16,400,000 shares of Common Stock (together with the public warrants, the “Offering Warrants”), at a temporarily reduced cash exercise price of $1.10 per Offering Warrant. The Offer to Exercise expired at 5:00 p.m. Eastern Time on July 11, 2024.

Based on the final count by Continental Stock Transfer & Trust Co., the depositary agent for the Offer to Exercise, 13,075,664 Offering Warrants to purchase an aggregate of 13,075,664 shares of Common Stock were tendered and exercised for aggregate gross proceeds to the Company of approximately $14.4 million, before deducting information agent fees and other expenses. Offering Warrants that were not tendered and exercised remain in effect at the original exercise price of $11.50 per share of Common Stock.

The Offer to Exercise was made pursuant to the Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 13, 2024 (as amended, the “Original Schedule TO”). The complete terms of the Offer to Exercise were set forth in the Schedule TO and related exhibits filed with the SEC. Copies of the Schedule TO and other related materials are available on the SEC’s website, at www.sec.gov. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities.

About Amprius Technologies, Inc.

Amprius Technologies, Inc. is a leading manufacturer of high-energy and high-power lithium-ion batteries producing the industry’s highest known energy density cells. The Company’s commercially available SiMaxx™ batteries deliver up to 450 Wh/kg and 1,150 Wh/L, with third-party validation of 500Wh/kg and 1,300 Wh/L. The Company’s corporate headquarters is in Fremont, California, where it maintains an R&D lab and a MWh scale manufacturing facility for the fabrication of silicon anodes and cells. To serve customer demand, Amprius entered into a lease agreement for an approximately 774,000 square foot facility in Brighton, Colorado and expanded its product portfolio to include the SiCore™ platform.

Investors

Tom Colton, Chris Adusei-Poku

Gateway Group, Inc.

949-574-3860

IR@amprius.com

Media

Zach Kadletz, Brenlyn Motlagh

Gateway Group, Inc.

949-574-3860

Amprius@Gateway-grp.com